1934 ACT FILE NO. 001-14714

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of June, 2008

Yanzhou Coal Mining Company Limited

(Translation of Registrant’s name into English)

298 Fushan South Road

Zoucheng, Shandong Province

People’s Republic of China

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F      X            Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes                      No      X

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            ]

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Yanzhou Coal Mining Company Limited
(Registrant)

Date June 30, 2008	By	/s/ Zhang Baocai
Zhang Baocai, Director and Company Secretary

Certain statements contained in this announcement may be regarded as “forward-looking statements” within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company’s views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company’s views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company’s views as of any date subsequent to the date of this announcement.

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

YANZHOU COAL MINING COMPANY LIMITED

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 1171)

ANNOUNCEMENT ON RESOLUTIONS PASSED AT THE 1ST MEETING OF THE

FOURTH SESSION OF THE BOARD

The 1st meeting of the fourth session of the Board of the Company was held on 27th June 2008.

This announcement is made pursuant to the disclosure requirements under Rule 13.09(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

The notice of the 1st meeting of the fourth session of the board of directors (the “Board”) of Yanzhou Coal Mining Company Limited (the “Company”) was dispatched on 20th June, 2008 by way of written notices or e-mails. The meeting was held on 27th June, 2008 at 329 South Fushan Road, Zoucheng City, Shandong Province. Thirteen directors were notified of the meeting and all of them were present, complying with the requirements of the laws and regulations such as the PRC Company Law, and the articles of association of the Company.

The thirteen directors present at the meeting unanimously agreed and passed the resolutions set out below:

1. To approve the resolution on the election of the chairman of the Board

Mr. Wang Xin was elected as the chairman of the fourth session of the Board.

2. To approve the resolution on the elections of vice chairmen of the Board

Mr. Geng Jiahuai and Mr. Yang Deyu were elected as the vice chairmen of the fourth session of the Board.

3. To approve the resolution on appointment of general manager of the Company

As nominated by Mr. Wang Xin, the Chairman of the Board, Mr. Yang Deyu was appointed as the general manager of the Company.

The independent directors of the Company have expressed their consents.

4. To approve the resolution on the respective appointments of deputy general managers and senior management of the Company

As nominated by Mr. Yang Deyu, the general manager, Mr. Jin Tai, Mr. Zhang Yingmin, Mr. Heye, Mr. Qu Tianzhi, Mr. Wang Xinkun, Mr. Tian Fengze, Mr. Shi Chengzhong and Mr. Lai Cunliang were appointed as deputy general managers, Mr. Wu Yuxiang was appointed as chief financial officer, and Mr. Ni Xinghua was appointed as chief engineer.

The independent directors of the Company have expressed their consents.

5. To approve the resolution on the appointment of the secretary of the Board

As nominated by Mr. Wang Xin, the Chairman, Mr. Zhang Baocai was appointed as the secretary of the Board.

The independent directors of the Company have expressed their consents.

6. To approve the resolution on the respective appointments of the authorized representatives of the Company

Mr. Wu Yuxiang and Mr. Zhang Baocai were appointed as the authorized representatives of the Company and as the contact persons with The Stock Exchange of Hong Kong Limited on behalf of the Company.

7. To approve the resolution on the establishment of the audit committee of the fourth session of the Board

The audit committee of the fourth session of the Board was established and Mr. Pu Hongjiu, Mr. Zhai Xigui, Mr. Li Weian, Mr. Wang Junyan, Mr. Chen Changchun and Mr. Dong Yunqing were appointed as members of the audit committee. Mr. Zhai Xigui was appointed as the chairman of the audit committee.

The audit department of the Company was approved to be the working department of the audit committee.

8. To approve the resolution on establishment of the remuneration committee of the fourth session of the Board

The remuneration committee of the fourth session of the Board was established and Mr. Li Weian, Mr. Wang Junyan, and Mr. Dong Yunqing were appointed as members of the remuneration committee. Mr. Li Weian was appointed as the chairman of the remuneration committee.

The human resources department of the Company is the working department of the remuneration committee.

This announcement is made pursuant to the disclosure requirement under Rule 13.09(2) of the Hong Kong Listing Rules.

Appendix: The biographies of the fourth-session of the non-director senior managers of Yanzhou Coal Mining Company Limited.

By order of the Board of Directors of

Yanzhou Coal Mining Company Limited

Wang Xin

Chairman of the Board

Zoucheng, Shandong Province, PRC, 27th June 2008

As at the date of this announcement, the Directors are Mr. Wang Xin, Mr. Geng Jiahuai, Mr. Yang Deyu, Mr. Shi Xuerang, Mr. Chen Changchun, Mr. Wu Yuxiang, Mr. Wang Xinkun, Mr. Zhang Baocai and Mr. Dong Yunqing, and the independent nonexecutive Directors of the Company are Mr. Pu Hongjiu, Mr. Zhai Xigui, Mr. Li Weian and Mr. Wang Junyan.

BIOGRAPHIES OF THE FOURTH-SESSION OF THE SENIOR MANAGEMENT

TEAM OF

YANZHOU COAL MINING COMPANY LIMITED

JIN Tai, aged 57, an engineering technology application researcher, is the deputy general manager of the Company. Mr. Jin joined the Predecessor of the Company in 1968. He became the head of Xinglongzhuang Coal Mine in 1998, and became the deputy general manager of Yankuang Group in 2000. He became the deputy general manager of the Company in 2004. He graduated from China University of Mining and Technology.

ZHANG Yingmin, aged 54, an engineering technology application researcher, is the executive deputy general manager of the Company and the director of Yankuang Group. Mr. Zhang joined the Predecessor of the Company in 1971. He became the head of Baodian Coal Mine in 2000 and the executive deputy general manager of the Company in 2002. And he became the deputy general manager of Yankuang Group in 2003 and became a director of Yankuang Group in 2004. In 2004, he was appointed as the Chairman of the safety monitoring department of the Company. He graduated from Tianjin University.

HE Ye, aged 50, a senior engineer, is a deputy general manager of the Company. Mr. He joined the Predecessor of the Company in 1993. He became the head of Jining II Coal Mine in 1999, and became the executive deputy general manager of an industrial company subordinated to Yankuang Group in 2002. And he became the deputy general manager of the Company in 2004. He graduated from Guizhou Institute of Technology.

Qu Tianzhi, aged 45, an engineering technology application researcher, is the deputy general manager of the Company. Mr. Qu joined the Predecessor of the Company in 1985 and became the head of Dongtan Coal Mine in 2000. And he became the deputy general manager of the Company in 2006. Mr. Qu graduated from China University of Mining and Technology.

TIAN Fengze, aged 51, a senior economist, is a deputy general manager of the Company. Mr. Tian joined the Predecessor of the Company in 1976. He became the head of Beixu Coal Mine in 1991. Mr. Tian became a deputy general manager of the Company in 2002. He graduated from Beijing Coal Cadre Institute.

SHI Chengzhong, aged 45, an engineering technology application researcher, is a deputy general manager of the Company. Mr. Shi joined the Predecessor of the Company in 1983 and became the deputy chief engineer of Yankuang Group in 2000 and became the deputy general manager of the Company in 2002. He graduated from Shandong Mining Institute. Mr. Shi also acts as the director of Guizhou Panjiang Coal Power Company Limited.

LAI Cunliang, aged 47, a senior engineer, Master in mining engineering, a deputy general manager of the Company. Mr. Lai joined the Predecessor of the Company in 1980, became the head of Xinglongzhuang Coal Mine in 2000. Mr. Lai became the director and general manager of Yancoal Australia Pty Limited in 2004 and became the deputy general manager of the Company in 2005. Mr. Lai graduated from the China University of Mining and Technology.

NI Xinghua, aged 51, an engineering technology application researcher, is the chief engineer of the Company. Mr. Ni joined the Predecessor of the Company in 1975 and became the deputy chief engineer of Yankuang Group in 2000. He became the chief engineer of the Company in 2002. He graduated from Tianjin University.

Each of Mr. Yang Deyu, General Manager; Mr. Wu Yuxiang, Chief Financial Officer; Mr. Wang Xinkun, Deputy General Manager, and Mr. Zhang Baocai, Secretary of the Board are also Directors of the Fourth Session of the Board. For details of their respective biographies, please refer to the Circular dated 9th May 2008 to Shareholders of Yanzhou Coal Mining Company Limited posted on the website of The Stock Exchange of Hong Kong Limited.

ABOUT THE COMPANY

Our contact information of this release is:

•	Business address: 298 Fushan South Road, Zoucheng, Shandong Province, 273500 PRC

•	Telephone number: (86) 537 538 2319

•	Website: http://www.yanzhoucoal.com.cn

•	Contact person: Zhang Baocai, Director and Company Secretary; (86) 537 538 3310